Exhibit 4

Christopher Carr, Esq.
Attorneys and Counselors at Law
700 Wildwood Lane / San Dimas, California 91773
Tel: 424.237.0418   Fax: 909.267.9669

July 12, 2010

Arizona Gold and Onyx Mining Co
3422 W. Pico Blvd.
Los Angeles, CA 90019

Re: Registration Statement Form S-8

Ladies and Gentlemen:

We have acted as counsel to Arizona Gold and Onyx Mining Co. (the “Company”) in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, covering the offering of up to 20,000,000 shares (the “Shares”) of the Company’s Common Stock, $.001 par value per share, that may be issued pursuant to the consulting agreement with MS Assets, and the compensation with the Directors. In connection therewith, we have examined such corporate records, certificates of public officials and other documents and records as we have considered necessary or proper for the purpose of this opinion.

This opinion is limited by and is in accordance with, the January 1, 1992, edition of the Interpretive Standards applicable to Legal Opinions to Third Parties in Corporate Transactions adopted by the Legal Opinion Committee of the Corporate and Banking Law Section of the State Bar of Utah.

Based on the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that the Shares covered by the Registration Statement, which may be issued pursuant to the Plan, will, when issued in accordance with the Plan, be legally issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Christopher Carr

Law Office of Christopher Carr